Room 4561

January 23, 2007

Mr. Tom Wyler
Chief Executive Officer
Optibase Ltd.
2 Gav Yam Center
Herzliya 46120, Israel

      Re: Optibase Ltd.
              Form 20-F for Fiscal Year Ended December 31, 2005
              File No. 000-29992

Dear Mr. Wyler:

We have reviewed your response to our letter dated September 20, 2006 in connection with the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Item 5 Operating and Financial Review and Prospects, pages 33-46

1.   Tell us how your disclosures in Item 5. Operating and Financial Review and Prospects address your strategy of holding such a significant portion of your assets in investment securities. It appears that such disclosure is necessary for an understanding of your business and your plans for the prospective use of the investment funds. Refer to Items 5.B.1 and 5.B.2 of Form 20-F.

Financial Statements

General

2.	We have read your response to previous comment number 1 and note that you agreed to "continue" to manufacture the hardware components of the Digital Non-Linear products. Please clarify for us why you believe that this continued manufacturing represents a migration rather than a continuation as defined by footnote 3 of EITF 03-13. In addition, provide us more details on your evaluation of the significance of the ongoing cash flows under paragraph 8 of the EITF. Currently, it is unclear how this evaluation was performed or how the amounts you provide in your response relate to the Digital Non-Linear product revenue disclosed at the bottom of page 34 of your Form 20-F.

Notes to Consolidated Financial Statements

Note 3: - Marketable Securities, page F-24

3.	We note from your response to prior comment number 5 that your investment securities, none of which are U.S. Government obligations, accounted for approximately 75% of your total assets as of December 31, 2005. In view of this, please provide us with a comprehensive analysis as to why you believe you are not subject to the Investment Company Act of 1940.

* * * * * * *

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact David Edgar, Staff Accountant, at (202)-551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or the undersigned at (202) 551-3451 if you have any questions regarding comments on the financial statements and related matters.

					Sincerely,

					Mark Kronforst
					Accounting Branch Chief